FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004
Commission File Number __________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

By: Fabrizio Nari (Signature)*

Date 30 July 2004
* Print the name and title of the signing officer under his signature.

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING HAS PRESENTED A MASTER AGREEMENT FOR THE

ACQUISITION OF THE MAJORITY STAKE OF THE APRILIA GROUP AND A

PROPOSAL FOR THE CONTINUED OPERATIONS OF THE GROUP.

Bologna, July 30 2004 — Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A.: DMH), in accordance with the terms of the sale process initiated by the advisors of the Aprilia Group (Caretti & Associati and Interbanca), presented today the master agreement for the acquisition of the majority stake of the Aprilia Group and a proposal for the continued operations of the company, with a financial and management contribution for the period necessary to complete the transaction, in the interest of Aprilia and the future combined motorcycle company.

“We were able, notwithstanding the very tight time-frame established by the sale process, to complete the initial due diligence phase and to prepare a master agreement and a proposal for the continued operations of the company of which were are very satisfied,” commented Federico Minoli, President and CEO of Ducati Motor Holding. “Within the complicated and delicate negotiations, we rigorously respected the timing and confidentiality obligations necessary for a transaction of this nature, which we were able to do because of the solidity and concreteness of our business plan and the merits and value of our proposal for all stakeholders.”

Our master agreement for the restructuring and continued operations of the Aprilia Group is based on a solid business plan shared with the company and its stakeholders that contemplates a restructuring of the debt and a recapitalization of the group.

In light of incorrect reports that appeared in some national media which created some commotion in the negotiations and put in jeopardy the reaching of an agreement, we report below the principal elements of the agreement with the specific purpose of providing correct information and reassurance regarding the transaction to all involved stakeholders:

•	an agreement will be entered into to support the continued operations of Aprilia Group, with a financial and management contribution by Ducati, until the execution of the definitive agreement, expected to occur in the fall;
•	Ducati contemplates a capital increase of at least euro 40 million, to be used for the recapitalization of the Aprilia Group;
•	the Aprilia Group’s creditor banks will be provided with a guarantee in respect of a new finance loan extended to the Aprilia Group in May 2004, and such banks will receive some participation in the upside through the conversion of part of the debt into Ducati shares, which are listed on the NYSE and on the Italian Stock Exchange;
•	the debt of the bondholders will be protected in a manner to be determined pursuant to negotiations with the bondholders’ meeting;
•	the continuing operations of the Aprilia Group will be guaranteed to suppliers, thereby guaranteeing their present and future revenues; and
•	current shareholders will be given a non-operative role consistent with their competencies and professional prestige in the market and representative of the history and tradition of the Aprilia Group.

Lastly, we emphasize our intention to maintain the identity of each of the trademarks of the Aprilia Group, which are tied to their own history and geographic area, and the respect of each of the current production sites”.

        Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won twelve of the last fourteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

        This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:

Francesco Rapisarda Communications Director Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italia	Fabrizio Nardi Investor Relations Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italia

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com